                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 0)

                           BERLINER COMMUNICATIONS, INC.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    08520t100
                   -------------------------------------------
                                 (CUSIP Number)


              			PACIFIC MANAGEMENT LTD.
				GREG BROWNE
				TWO EMBARCADERO CENTER
				SUITE 1340
				SAN FRANCISCO, CA 94111
				415-362-6120
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  SEPTEMBER 29, 2008
                   -------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13G, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.08520T100                    13G               PAGE 2 OF 6 PAGES
         ---------------------                          -----------------

  (1)     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

		PACIFIC MANAGEMENT LTD
		94-3024744
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
	  ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
                               1,524,300 shares of Common Stock
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0 shares of Common Stock
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,524,300 shares of Common Stock
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0 Shares of Common Stock
                       --------------------------------------------------------

 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,524,300 shares of Common Stock
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.61% Common Stock
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IA, PN
          ---------------------------------------------------------------------

CUSIP NO.08520T100                    13G             PAGE 2 OF 6 PAGES
         ---------------------                          -----------------

  (1)     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

		Stafford Family Trust
		XXX-XX-XXXX
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
	  ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
                               20,000 shares of Common Stock
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0 shares of Common Stock
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   20,000 shares of Common Stock
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0 Shares of Common Stock
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          20,000 shares of Common Stock
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.00% Common Stock
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------

CUSIP NO.08520T100                    13G             PAGE 2 OF 6 PAGES
         ---------------------                          -----------------

  (1)     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

		Pacific Management, Ltd.
		94-3024744
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
	  ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
                               1,504,300 shares of Common Stock
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0 shares of Common Stock
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,504,300 shares of Common Stock
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0 Shares of Common Stock
                       --------------------------------------------------------

 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,504,300 shares of Common Stock
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.54% of Common Stock
          ---------------------------------------------------------------------

 (14)     IA, PN
          ---------------------------------------------------------------------

         ITEM 1. SECURITY AND ISSUER.

         This Schedule 13G relates to the common stock, par value $0.00002 per share (the "Common Stock") of Berliner Communications, Inc. a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 97 Linden Avenue, Elmwood Park NJ 07407

         ITEM 2. IDENTITY AND BACKGROUND.
	Pacific Management Ltd., Registered Investor Advisor acting under the Advisors Act of 1940.

         (f) United States.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pacific Management Ltd. (PML) is reporting shares cumulatively held in the registered partnership and seperate accounts of General Partners.
This statement is filed pursuant to Rule 13G and the party filing is an Investment Advisor registered under the section 203 of the Investment Advisors Act of 1940. PML disclaims direct beneficial ownership of all such securities. Each General Partner, and the separately managed partnership (Pacific Asset Partners),has the right to receive dividends,and/or proceeds from the sale of securities. Pacific Management, Ltd., the registered Advisor of Pacific Asset Partners disclaims any direct beneficial ownership of all such securities, except to the extent of their respective pecuniary interest therein.  The Stafford Family Trust
is filing jointly with PML, but is not a member of a group, and expressley disclaim membership in a group. To the knowledge and information available to PML at the date of this filing,the advisor acknowledges that no General Partner, has an interest in 5% or more of the securities identified hereinabove.



                                       3
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         ITEM 4. PURPOSE OF TRANSACTION.

         ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

               (a) PML is filing for and on behalf of 1,524,300 shares held
		cumulatively by, General Partners
		accounts, and the
		registered partnership.

               (b) PML is filing as indirect owner of the following
		number of shares of Common Stock with:

               Sole Voting Power: 1,504,300 shares of Common Stock

               Shared Voting Power: 0

               Sole Dispositive Power: 1,504,300 shares of Common Stock

               Shared Dispositive Power: 0

         (c) N/A

         (d) N/A

         (e) N/A

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                    /s/ Gregory W. Browne
                                    --------------------------------------------
                                    GREGORY W. BROWNE
				    Chief Compliance Officer
				    Pacific Management, Ltd.







				    /s/ Robert M. Stafford
				    --------------------------------------------
				    General Partner
				    Pacific Management, Ltd.




Date:  October 14, 2008
      ----------------

Note: Please refer to attached Exhibit A.













Exhibit A - Breakdown of Shares





Pacific Management, Ltd.
	Pacific Asset Partners			  1,504,300 shares

General Partners
	Stafford Family Trust			  20,000 shares



			TOTAL SHARES REPORTED: 1,524,300 shares